FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, March 2, 2010 – Grupo Pão de Açúcar – (BOVESPA: PCAR5; NYSE:CBD) announces its results for the fourth quarter (4Q09) and full year of 2009. The operating and financial information contained herein includes the accounting changes introduced by Law 11,638/07 and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A. and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current corporate law (Law 6,404). All comparisons are with the fourth quarter (4Q08) and full year 2008, except where stated otherwise.

In 2009, net sales increase by 15.2%, EBITDA by 15.7%
and net income by 129.4% on a comparable basis

• Consolidated gross sales totaled R$ 26.2 billion in 2009, while net income came to R$ 591.6 million. On a comparable basis, gross sales came to R$ 23.3 billion, with EBITDA of more than R$ 1.5 billion and net income of R$ 597.5 million.

• The Group exceeded all its 2009 guidance targets. The annual highlights were: gross sales of R$ 23.3 billion (guidance > R$ 23.0 billion); a real increase in same-store gross sales of 4.5% (guidance > real increase of 2.5%); EBITDA of R$ 1,530.4 million (guidance > R$ 1.5 billion); and a net debt/EBITDA ratio of 0.44x (guidance < 1x).

In 4Q09, net sales grow by 17.6%, EBITDA by 30.6%
and net income by 47.9% on a comparable basis

[Comparable-basis comments – excluding Globex]

• Gross sales totaled R$ 6,749.5 million in 4Q09, while net sales came to R$ 6,046.8 million, respective year-on-year growth of 14.0% and 17.6% .

• In same-store terms, gross sales moved up by 10.6%, or 6.1% when deflated by the General IPCA consumer price index.

• Gross profit totaled R$ 1,571.5 million, 16.8% up year-on-year.

• EBITDA stood at R$ 516.6 million with EBITDA Margin of 8.5%, a 30.6% improvement over 4Q08.

• FIC generated equity income of R$ 5.9 million, versus R$ 0.53 million in 4Q08, accounting for 12.3% of the Group’s sales and closing the quarter with a receivables portfolio of R$ 3.0 billion.

• In the fourth quarter, Sendas reported an EBITDA margin of 7.5%, its best figure of 2009.

• Assaí’s consolidated EBITDA grew by 45.4% year-on-year, with a margin of 4.5% . • The Group posted net income of R$ 161.0 million, 47.9% up on 4Q08, accompanied by a net margin of 2.7% .

[Consolidated comments – including Globex]

• Grupo Pão de Açúcar recorded gross sales of R$ 8,359.0 million in 4Q09, 41.1% up on 4Q08, while net sales totaled R$ 7,454.9 million, up by 45.0% .

• EBITDA totaled R$ 493.7 million, with a margin of 6.6% .

• Net income stood at R$ 193.9 million, with a net margin of 2.6% .

Financial and Operating Highlights
(R$ million)(1)	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.
Gross Sales	8,359.0	6,749.5	5,922.4	14.0%	26,223.0	23,334.5	20,856.8	11.9%
Net Sales	7,454.9	6,046.8	5,142.7	17.6%	23,254.2	20,769.4	18,033.1	15.2%
Gross Profit	1,791.5	1,571.5	1,345.2	16.8%	5,760.4	5,302.8	4,753.6	11.6%
Gross Margin - %	24.0%	26.0%	26.2%	-20 bps(2)	24.8%	25.5%	26.4%	-90 bps(2)
Total Operating Expenses	1,297.8	1,054.9	949.7	11.1%	4,259.3	3,772.4	3,431.1	9.9%
% of Net Sales	17.4%	17.4%	18.5%	-110 bps(2)	18.3%	18.2%	19.0%	-80 bps(2)
EBITDA	493.7	516.6	395.5	30.6%	1,501.1	1,530.4	1,322.5	15.7%
EBITDA Margin - %	6.6%	8.5%	7.7%	80 bps(2)	6.5%	7.4%	7.3%	10 bps(2)
Income before Income Tax	188.9	264.0	168.7	56.5%	644.2	754.1	393.0	91.9%
Net Income	193.9	161.0	108.9	47.9%	591.6	597.5	260.4	129.4%
Net Margin - %	2.6% -	2.7%	2.1%	60 bps(2)	2.5%	2.9%	1.4%	150 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Management Comments

For Grupo Pão de Açúcar, 2009 will undoubtedly be remembered as a year of achievements that helped consolidate our leading position as Latin America’s largest retail company.

Despite the financial market wariness in the opening months, we began 2009 with real growth in same-store sales, higher customer traffic and an increase in the average ticket, indicators which maintained a consistent upward trend throughout the year.

Our objectives have been clear since the outset: to grow in a sustainable manner, while continuing to control expenses and exercise capital discipline, seeking greater price competitiveness and taking advantage of existing opportunities to boost sales and increase the Group’s share in new businesses.

In 2009, we exceeded all our annual guidance targets that didn’t consider Ponto Frio’s operations. Gross sales totaled R$ 23.3 billion (guidance > R$ 23.0 billion); same-store sales increased by 4.5% in real terms (guidance > real growth of 2.5%); EBITDA came to R$ 1,530.4 million (guidance > R$ 1.5 billion) and the net debt / EBITDA ratio stood at 0.44x (guidance < 1x).

Including the acquisition of Ponto Frio, which took place in July, we closed the year with gross sales of R$ 26.2 billion, 25.7% more than the year before. We also gained market share, mainly in non-food sales, which recorded same-store growth of 13.5% .

Among the factors that accounted for this performance was the consolidation of the sales pillars introduced into our daily activities in 2008: assortment, pricing, communication and services. The Group’s solid capital structure also played a crucial role in increasing our market share.

We also strengthened our position in the non-food segment through two important initiatives: the acquisition of Ponto Frio in June and the joint venture signed with Casas Bahia in December. These operations complemented our positioning in the durable goods segment, allowing us to serve consumers from across the income spectrum. In addition, we broadened our knowledge of the segment, capturing synergies, pursuing service excellence and offering a series of benefits to customers, including greater product assortment, more attractive prices and easier access to credit.

Although Ponto Frio’s results are still far from the levels expected by the Group, its turnaround is being implemented successfully and within the original schedule, reversing the negative trend at the beginning of 2009 and ensuring a strong sales recovery. The synergies captured so far are above initial expectations, representing gains in several areas, including information technology, logistics, marketing, purchasing and the granting of credit.

The decision to strengthen the Group’s share of the non-food segment is part of the overall strategy laid down by the Board of Directors in 2007. In addition, recent studies have shown the importance, and growth potential, of this segment in Brazil. Also, the government’s tax-related initiatives, including the ICMS tax substitution regime, have helped formalize the segment, leading to fairer competition.

Our non-food operations will be further strengthened by the integration and segmentation of Ponto Frio and Extra’s e-commerce operations (www.pontofrio.com.br and www.extra.com.br), which will create a business with an annual turnover of more than R$ 1.0 billion.

Other annual highlights included the acquisition of the remaining 40% of Assaí, which should lead to greater dynamism and the capture of further synergies in 2010.

Another important step was the appointment of Enéas Pestana as the Group’s CEO. As part of the transition process, which should occur in 2010, Mr. Pestana took over the recently-created post of Chief Operating Officer at the end of 2009.

The Group has also evolved internally. Our current team is motivated, integrated, aligned with the pursuit of results and the creation of value and, above all, fully confident in the growth prospects in the coming years.

We also recorded progress on the corporate sustainability front with the institution of a sustainability committee to structure related issues, and the implementation of various initiatives, including building new “green” stores, promoting the use of recycled bags and mitigating environmental impact in regard to water and energy. In 2010, we expect to record further advances in this area, ensuring that the principles and ideals of sustainability play an increasingly important role in our daily activities.

If the market impact of the crisis was not as severe as originally expected, the impact on the Group itself was even less. We closed 2009 in a much stronger position, with an internal culture focused on achieving results and, with the consolidation of a process begun in the previous year, greater efficiency.

Competitiveness is the name of the game. We will continue to seek increased efficiency in order to pass part of the resulting gains on to consumers. In this context, 2010 should be a year of continued growth for the Company, allowing us to substantially accelerate our organic expansion plan thanks to our solid capital structure. We will also remain alert to any opportunities for strategic acquisitions that may leverage the return on invested capital.

We have approved our biggest ever three-year investment plan totaling around R$ 5 billion through 2012, most of which will be allocated to the opening of new stores. In particular, we will be investing in those formats that generate higher returns, notably Assaí, Extra Fácil and Extra Supermercado.

Our investment plan reflects the positive outlook for the Brazilian economy and confirms our commitment to the creation of jobs and the development of the country as a whole. Although we will be prioritizing organic growth through the inauguration of new stores, we will also remain alert to any opportunities for acquisitions that will result in operational synergies and create value.

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A.

The figures below include the accounting changes introduced by Law 11,638/07. The information related to 2008 also includes comments on the pro-forma results, which exclude restructuring costs of R$ 23.0 million in the first quarter of 2008.

Sales Performance
Gross sales and real same-store growth exceed 2009 guidance

Sales Performance
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Gross Sales	8,359.0	6,749.5	5,922.4	14.0%	26,223.0	23,334.5	20,856.8	11.9%
Net Sales	7,454.9	6,046.8	5,142.7	17.6%	23,254.2	20,769.4	18,033.1	15.2%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the fourth quarter of 2009, Grupo Pão de Açúcar’s gross sales increased by 14.0% over the same period last year, totaling R$ 6,749.5 million, while net sales climbed by 17.6% to R$ 6,046.8 billion.

In same-store terms (i.e. stores that have been operational for at least 12 months), gross sales grew by 10.6%, giving real growth of 6.1% when deflated by the General IPCA consumer price index, despite the hefty 10.4% year-on-year upturn in 4Q08. Same-store net sales recorded growth of 14.1% .

Also on a same-store basis, gross food sales grew by 8.4%, with beverages and personal care & household cleaning products doing exceptionally well. Non-food sales increased by 17.0%, led by the general merchandise, drugstore and electronics/household appliance categories. The latter continued to benefit from the reduction in IPI (federal VAT) and advantageous consumer financing terms.

All the Group’s formats did exceptionally well, led by e-commerce (Extra.com.br and Pão de Açúcar Delivery), which maintained the same growth pace as in previous quarters.

In the full year, the Group, excluding Ponto Frio’s operations, recorded gross sales of R$ 23,334.5 million and net sales of R$ 20,769.4 million, 11.9% and 15.2% up, respectively, on the previous year.

On a same-store basis, gross sales recorded nominal growth of 9.6%, equivalent to a real upturn of 4.5% after deflation by the General IPCA consumer price index(1), while same-store net sales grew by 12.7% . Also on a same-store basis, food and non-food sales recorded growth of 8.3% and 13.5%, respectively.

The Company’s 2009 gross sales and real same-store sales growth targets were both surpassed. Gross sales (excluding Ponto Frio) totaled R$ 23.3 billion, versus the target of R$ 23 billion, while real same-store sales grew by 4.5% (target of 2.5%) .

[Consolidated comments – including Globex]

In the fourth quarter, GPA recorded gross sales of R$ 8,359.0 million, 41.1% up on the same period last year, while net sales grew by 45.0% to R$ 7,454.9 billion.

Ponto Frio recorded gross merchandise sales of R$ 1,609.6 million, 15.1% up on 4Q08. In same-store terms(2), gross sales moved up by 21.7% year-on-year, including e-commerce operations (pontofrio.com.br), above the 3Q09 and 1H09 figures of 6.8% and -10.1%, respectively. E-commerce sales grew by 139.0% in the period.

In the full year, GPA posted gross sales of R$ 26,223.0 million and net sales of R$ 23,254.2 million, 25.7% and 29.0% up, respectively, on 2008.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Group’s product and brand mix.

(2) Ponto Frio’s ‘same-store’ concept includes physical and electronic/wholesale sales.

Gross Profit
Comparable-basis growth of 16.8% in the quarter

Gross Profit
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Gross Profit	1,791.5	1,571.5	1,345.2	16.8%	5,760.4	5,302.8	4,753.6	11.6%
Gross Margin - %	24.0%	26.0%	26.2%	-20 bps(2)	24.8%	25.5%	26.4%	-90 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the fourth quarter, gross profit totaled R$ 1,571.5 million, 16.8% up year-on-year, accompanied by a gross margin of 26.0%, down by 20 bps on 4Q08 but an improvement over the 25.4% recorded in 3Q09. The 4Q09 gross margin was adversely affected by the following factors:

(i) the expansion of the ICMS tax substitution regime, which had a negative impact of 70 bps; and

(ii) the increased share of Assaí in the Group’s sales, which had a negative impact of 30 bps.

On the other hand, more advantageous negotiations with suppliers and the consolidation of a more profitable product mix, including seasonal products, made a positive contribution to the margin.

In the full year, gross profit amounted to R$ 5,302.8 million, 11.6% more than in 2008, while the gross margin narrowed by 90 bps to 25.5%, pulled down, as in the quarterly comparison, by: (i) the expansion of the ICMS tax substitution regime and (ii) the increased share of Assaí in the Group’s sales.

[Consolidated comments – including Globex]

In the fourth quarter, gross profit came to R$ 1,791.5 million, with a gross margin of 24.0% .

In the full year, gross profit totaled R$ 5,760.4 million, while the gross margin stood at 24.8% .

Total Operating Expenses
17.4% of net sales in 4Q09, the Group’s lowest level ratio

Operating Expenses
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Selling Expenses	1,030.5	877.7	776.2	13.1%	3,519.0	3,180.9	2,857.1	11.3%
Gen. Adm. Exp.	267.3	177.2	173.6	2.1%	740.3	591.5	574.0	3.1%
Total Operating Expenses	1,297.8	1,054.9	949.7	11.1%	4,259.3	3,772.4	3,431.1	9.9%
% of Net Sales	17.4%	17.4%	18.5%	-110 bps(2)	18.3%	18.2%	19.0%	-80 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the fourth quarter, total operating expenses (including selling, general and administrative expenses) increased by 11.1% year-on-year to R$ 1,054.9 million, less than the 14.0% period upturn in gross sales. As a percentage of net sales, total operating expenses (including selling, general and administrative expenses) came to 17.4%, below the 18.5% recorded in 4Q08, thanks to the continuing efforts to control expenses that began in 2007.

In the full year, operating expenses totaled R$ 3,772.4 million, 9.9% up on 2008. As a percentage of net sales, they came to 18.2%, 80 bps down on the same period last year and the Group’s lowest ever ratio.

It is worth remembering that the 1Q08 operating results were affected by restructuring expenses totaling R$ 23.0 million. Excluding this effect, 2009 operating expenses would have increased by 10.7% in relation to the 2008 pro-forma result.

[Consolidated comments – including Globex]

In the fourth quarter, total operating expenses amounted to R$ 1,297.8 million, equivalent to 17.4% of net sales.

In the full year, total operating expenses came to R$ 4,259.3 million, or 18.3% of net sales.

EBITDA
Growth of 30.6% in the quarter on a comparable basis

EBITDA
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
EBITDA	493.7	516.6	395.5	30.6%	1,501.1	1,530.4	1,322.5	15.7%
EBITDA Margin - %	6.6%	8.5%	7.7%	80 bps(2)	6.5%	7.4%	7.3%	10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the fourth quarter, the Group’s EBITDA totaled R$ 516.6 million, with an EBITDA margin of 8.5%, 80 bps higher than in 4Q08.

In the full year, EBITDA came to R$ 1,530.4 million, 15.7% up on 2008 and higher than the 2009 guidance of R$ 1.5 billion, excluding Ponto Frio. The EBITDA margin stood at 7.4%, 10 bps up year-on-year.

These figures are in line with the Group’s strategy of expanding its participation in new businesses and growing in a sustainable manner, while retaining firm control over expenses and investing in competitive prices to leverage sales, as well as ensuring cash margin gains.

[Consolidated comments – including Globex]

In the fourth quarter, EBITDA stood at R$ 493.7 million, accompanied by an EBITDA margin of 6.6% .

In the full year, EBITDA totaled R$ 1,501.1 million, with an EBITDA margin of 6.5% .

Net Financial Result
Quarterly result in line with 4Q08 on a comparable basis

Financial Result
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Financ. Revenue	58.3	54.2	90.7	-40.3%	251.7	241.1	291.5	-17.3%
Financ. Expenses	(145.9)	(118.6)	(152.0)	-21.9%	(536.3)	(485.8)	(608.3)	-20.1%
Net Financial Income	(87.6)	(64.5)	(61.2)	5.3%	(284.6)	(244.7)	(316.8)	-22.8%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the fourth quarter, the net financial result was R$ 64.5 million negative, 5.3% up year-on-year, primarily due to the mark to market effect and the restatement of assets and liabilities, which more than offset the gains from the period reduction in net debt and the lower CDI interbank rate.

The Group met its 2009 net debt/EBITDA guidance of < 1x, recording a ratio of 0.44x, reflecting the policy of maintaining a solid cash structure through continuous control of expenses and investments.

[Consolidated comments – including Globex]

In the fourth quarter, the net financial result was negative by R$ 87.6 million. The net debt/EBITDA ratio stood at 0.47x, also below the 2009 guidance, even considering the consolidation of Ponto Frio.

Equity Income
FIC’s 2009 result increases by five times in 2009

On September 30, 2009 FIC – Financeira Itaú CBD took over the management of Banco Investcred – BINV, Globex’s financing arm, aiming to boost Ponto Frio’s sales and increase profitability through the adoption of a strict credit policy and differentiated payment conditions, as well as the pursuit of synergies.

Following FIC’s merger with BINV and given their respective shareholders’ equities, GPA now retains a 36% interest in FIC, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the fourth quarter, FIC accounted for 12.3% of the Group’s total sales (including BINV), closing the period with 6.9 million clients and a receivables portfolio of R$ 3.0 billion, with default levels under control thanks to a strict credit granting policy.

It is worth noting that, following the renegotiation of the agreement with Itaú in August 2009, the base of over 1 million clients with extended warranties was excluded from FIC’s portfolio and started to be recognized in the Group’s results. Nevertheless, equity income (excluding BINV and therefore on a comparable basis) totaled R$ 5.9 million, well above the R$ 0.53 million reported in the same period last year. Including BINV, this figure came to R$ 8.6 million.

In the full year, FIC’s equity income totaled R$ 15.2 million, a massive 424.1% more than the R$ 2.9 million recorded in 2008. Including BINV, annual equity income came to R$ 17.6 million.

Sendas Distribuidora
EBITDA Margin of 7.5% in 4Q09, the highest of the year

The comments on Sendas Distribuidora’s operating performance do not include the five stores converted into Assaí outlets in 2009. The results of Assaí’s operational stores in Rio de Janeiro will be discussed in the section on Assaí Atacadista.

In the fourth quarter, Sendas recorded gross sales of R$ 983.6 million and net sales of R$ 855.7 million, 8.1% and 8.8% up on 4Q08, respectively

Gross profit stood at R$ 227.7 million, 4.9% up year-on-year, with a gross margin of 26.6% . Total operating expenses amounted to R$ 163.9 million, up by 7.1% but less than the 8.1% period increase in gross sales. As a percentage of net sales, however, they came to 19.2%, 30 bps down on the same period last year. As a result, EBITDA totaled R$ 63.8 million, with a margin of 7.5%, the company’s best figure of the year.

Sendas closed the quarter with a net loss of R$ 17.5 million, impacted mainly by a complementary payment related to the tax repayment program (REFIS 11,941/2009), generating a positive minority interest of R$ 7.5 million.

In the full year, Sendas recorded gross sales of R$ 3,465.7 million and net sales of R$ 3,009.3 million, 3.1% and 3.0% up on 2008, respectively

Gross profit came to R$ 804.7 million, with a gross margin of 26.7% . Operating expenses totaled R$ 620.1 million, representing 20.6% of net sales, while EBITDA stood at R$ 184.6 million, with a margin of 6.1% . The company posted annual net income of R$ 39.5 million, generating a negative minority interest of R$ 16.8 million.

Assaí Atacadista
EBITDA climbs 45.4% in the quarter, with a margin of 4.5%

In the fourth quarter, Assaí recorded gross sales of R$ 697.3 million, including the stores in São Paulo, Ceará and Rio de Janeiro, 47.9% up on 4Q08, fueled by the opening of new stores and the conversion of existing ones. Net sales climbed by 51.9% year-on-year to R$ 631.1 million, while gross profit totaled R$ 98.4 million, a 33.7% improvement over 4Q08, with a gross margin of 15.6% .

Total operating expenses came to R$ 69.8 million, representing 11.1% of net sales, 190 bps down on the same period last year, due to scale gains from the inauguration of new stores in 2009, the maturity of the stores opened in 2008 and tighter control over expenses. As a result, EBITDA grew by 45.4% to R$ 28.6 million, with a margin of 4.5% . The company posted net income of R$ 7.0 million.

In the full year, gross sales came to R$ 2,196.5 million, up by 51.3%, while net sales climbed by 56.1% to R$ 1,981.8 million. Gross profit totaled R$ 291.3 million, 47.4% more than in 2008.

Total operating expenses closed the year at R$ 237.9 million, equivalent to 12.0% of net sales, in line with 2008. EBITDA amounted to R$ 53.4 million, with a margin of 2.7%, down by 100 bps, due to the inauguration of seven new stores and the conversion of five existing stores into the Assaí format, most of which in Rio de Janeiro. Although these units recorded higher sales while maintaining total operating expenses, they have not yet reached maturity. Excluding the Rio stores, the EBITDA margin came to 4.1% . Consolidated net income totaled R$ 16.0 million.

Net Income
4Q09 net margin grows 60 bps on a comparable basis

Net Income
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Net Income	193.9	161.0	108.9	47.9%	591.6	597.5	260.4	129.4%
Net Margin - %	2.6%	2.7%	2.1%	60 bps(2)	2.5%	2.9%	1.4%	150 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the fourth quarter, the Group posted net income of R$ 161.0 million, 47.9% up on the same period last year, chiefly due to the improved operating performance in the quarter, when EBITDA grew by more than 30%.

In the full year, net income came to R$ 597.5 million, equivalent to 2.9% of net sales, 150 bps up on 2008.

[Consolidated comments – including Globex]

In the fourth quarter, net income stood at R$ 193.9 million, accompanied by a net margin of 2.6% .

In the full year, net income totaled R$ 591.6 million, with a margin of 2.5% .

Note that the 4Q09 net income was impacted by non-recurring expenses of R$ 63.6 million related to the joint venture with Casas Bahia and the period write-down of tax credits, as presented below:

4Q09
Comparable Basis
(R$ million)(1)	(ex Ponto Frio )
Expenses from JV with Casas Bahia	(52.5)
Write-Down of Tax Credits and Others	(30.2)

Other non-recurring expenses*	(82.7)

Income Tax	14.7
Minority Interest	4.4

Total	(63.6)
(1) Totals may not tally as the figures are rounded off

Adjusted Net Income
Growth of 52.4% in the quarter on a comparable basis

Net income in 2008 was affected by 1Q08 restructuring expenses totaling R$ 17.2 million and by goodwill amortizations, despite the application of Law 11,638/07. The table below shows the impact of non-recurring events in 2009 (Note 21 to the Quarterly Information), as mentioned previously:

Adjusted Net Income
	4Q09 Consolidated ( inc Ponto Frio )	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	Chg.	2009 Consolidated ( inc Ponto Frio )	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	Chg.

(R$ million) (1)
Net Income	193.9	161.0	108.9	47.9%	591.6	597.5	260.4	129.4%
Restructuring Expenses(2)	-	-	-	-			17.2	-
Amortization of Goodwill(2)	-	-	38.5	-			112.6	-
Non-recurring Result(2)	102.8	63.6	-	-	50.6	11.4		-
Adjusted Net Income	296.7	224.6	147.4	52.4%	642.2	608.9	390.2	56.0%
(1) Totals may not tally as the figures are rounded off
(2) Net of Income Tax

[Comparable-basis comments – excluding Globex]

Including the impact of the items in the table above, 4Q09 and 2009 net income moved up by 52.4% and 56.0%, respectively, over the same periods last year.

[Consolidated comments – including Globex]

Also including the above effects, 4Q09 and 2009 net income came to R$ 296.7 million and R$ 642.2 million, respectively.

Investments
The Group invested R$ 723.1 million in 2009

In the fourth quarter, investments totaled R$ 293.2 million, versus R$ 172.3 million in 4Q08. The funds went to the opening of 19 new stores, four Pão de Açúcar outlets, one Extra Hipermercado, six Extra Fácil stores, five Assaí outlets and three Ponto Frio stores. In addition, five CompreBem and three Pão de Açúcar stores were converted into the Extra Supermercado format and one Sendas store into the Assaí format.

The main highlights of the quarter were:

• R$ 109.1 million in the opening and construction of new stores and the acquisition of strategic sites;

• R$ 119.7 billion in store renovations and conversions;

• R$ 64.4 million in infrastructure (technology and logistics) and others.

In the full year, GPA invested R$ 723.1 million, versus R$ 503.0 million in 2008. Of this total, around 37% went to the opening of 46 new stores, 35% to the renovation and conversion of existing stores and 29% to infrastructure (technology and logistics).

Dividends

R$ 94.1 million in dividends will be proposed to the Annual General Meeting, complementing the R$ 46.4 million prepaid in 2009. Total dividends for fiscal year 2009 will therefore come to R$ 140.5 million, 127.2% up on the previous year.

In accordance with the Dividend Distribution Policy approved on August 3, 2009, R$ 94.1 million corresponds to the difference between the minimum mandatory dividends, calculated on the Group’s performance in 2009, and the R$ 46.4 million prepaid in 2009.

The R$ 94.1 million payment proposed by GPA’s Management corresponds to R$ 0.357930  per common share, R$ 0.393723 per class A preferred share and R$ 0.01 per class B preferred share.

Globex Utilidades S.A.
EBITDA margin widens by 80 bps in the quarter, excluding non-recurring restructuring expenses

The acquisition of Globex by Grupo Pão de Açúcar (GPA) took place in July 2009. During third and fourth quarter, the company’s performance trend could be reverted, ending the year with a turnaround in results and growth in sales.

With the decision of strengthening the Group’s share in the non-food segment, another major event took place in December, 2009: the joint venture signed with Casas Bahia. The aim of the initiative is to unify the operations of Ponto Frio, Casas Bahia and Extra Eletro in a single and new company, enabling the capture of synergies and benefiting consumers by providing a greater product assortment, improved service and easier access to credit.

Although Globex’s results are still far from the levels expected by the Group, Ponto Frio’s turnaround is being implemented successfully and within the original schedule and we expect further synergies between Globex and GPA to be captured as a result of the Casas Bahia association.

Starting from 4Q09, the numbers of Globex Utilidades S.A. are no longer impacted by Banco Investcred, whose results are presented in the Equity Income item.

Gross sales totaled R$ 1,598.2 million, 8.1% up year-on-year, while net sales stood at R$ 1,407.9 million, 37.6% up year-on-year. In same-store terms, gross merchandise sales, including e-commerce operations, grew 21.7%, thanks to: (i) the Christmas campaign carried out jointly with GPA, which mobilized the commercial, operational and logistics areas, ensuring more competitive promotions; (ii) greater media presence (in the main radio, TV and print vehicles) throughout Brazil; and (iii) differentiated consumer payment conditions during the Christmas season.

Gross profit totaled R$ 239.1 million, 7.2% up year-on-year, accompanied by a gross margin of 17.0%, 480 bps down on 4Q08, 220 bps of which due to the ICMS tax substitution regime.

Total operating expenses (which include selling, general and administrative, and other expenses) stood at R$ 277.9 million, a 27.0% increase over 4Q08. Excluding the non-recurring expenses related to restructuring, which amounted to R$ 56.1 million, total operating expenses would have been higher by 1.4% .

EBITDA was a negative R$ 38.8 million, with negative EBITDA margin of 2.8%, compared to a positive 0.4% in 4Q08.

EBITDA was affected mainly by: (i) higher gross profit on account of higher sales; (ii) restructuring expenses and provisions; and (iii) capture of synergies. Excluding the non-recurring restructuring expenses mentioned in the Total Operating Expenses section, EBITDA would be R$ 17.3 million, with EBITDA margin of 1.2%, a 80 bps improvement over 4Q08, reversing the negative trend presented during the first three quarters.

Net financial result was an expense of R$ 23.1 million, compared to an expense of R$ 2.2 million in 4Q08, caused mainly by the interest due to the increased volume of discounts on receivables.

Equity income in 4Q09, considering Globex’s 14% interest in FIC and the remaining 50% of BINV, was R$ 2.4 million.

In 4Q09 net income came to R$ 34.5 million, compared to a net loss of R$ 9.5 million in 4Q08. This result was positively impacted by the recovery of tax losses amounting to R$ 109.6 million in the Income Tax item on account of a new feasibility study on the future realization of the deferred taxes, considering the Company’s probable capacity to generate tax earnings in the future; and negatively impacted by the non-recurring restructuring expenses, the convergence of accounting practices, and the operating expenses relating to PontoFrio.com, which began operations as of December 2008.

The following information has not been reviewed by the independent auditors.

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)
As Reported

	Quarter				Full Year

	4Q09 Consolidated (inc Ponto Frio)	4Q09 Comparable Basis (ex Ponto Frio)	4Q08 Consolidated	%	2009 Consolidated (inc Ponto Frio)	2009 Comparable Basis (ex Ponto Frio)	2008 Consolidated	%

Gross Sales Revenue	8,359,022	6,749,469	5,922,361	14.0%	26,223,022	23,334,474	20,856,769	11.9%
Net Sales Revenue	7,454,872	6,046,795	5,142,681	17.6%	23,254,183	20,769,354	18,033,110	15.2%
Cost of Goods Sold	(5,663,406)	(4,475,257)	(3,797,461)	17.8%	(17,493,806)	(15,466,571)	(13,279,497)	16.5%
Gross Profit	1,791,466	1,571,537	1,345,220	16.8%	5,760,377	5,302,783	4,753,613	11.6%
Selling Expenses	(1,030,467)	(877,687)	(776,189)	13.1%	(3,519,020)	(3,180,859)	(2,857,116)	11.3%
General and Administrative Expenses	(267,331)	(177,229)	(173,561)	2.1%	(740,264)	(591,530)	(574,023)	3.1%
Total Operating Expenses	(1,297,798)	(1,054,916)	(949,749)	11.1%	(4,259,284)	(3,772,389)	(3,431,139)	9.9%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	493,668	516,622	395,471	30.6%	1,501,093	1,530,394	1,322,474	15.7%
Depreciation	(117,603)	(104,427)	(160,571)	-35.0%	(454,049)	(428,065)	(604,743)	-29.2%
Earnings before interest and taxes
- EBIT	376,065	412,195	234,900	75.5%	1,047,044	1,102,329	717,731	53.6%
Financial Revenue	58,259	54,164	90,746	-40.3%	251,697	241,113	291,509	-17.3%
Financial Expenses	(145,884)	(118,643)	(151,961)	-21.9%	(536,306)	(485,798)	(608,297)	-20.1%
Net Financial Revenue (Expense)	(87,626)	(64,480)	(61,216)	5.3%	(284,610)	(244,686)	(316,788)	-22.8%
Equity Income	8,695	5,850	530		17,579	15,180	2,922
Result from Permanent Assets	(25,524)	(6,857)	(5,559)	23.3%	(21,662)	(4,570)	(10,914)	-58.1%
Other Operating Revenue (Expenses)	(82,693)	(82,693)	-		(114,119)	(114,119)	-
Income Before Income Tax	188,917	264,015	168,656	56.5%	644,233	754,135	392,951	91.9%
Income Tax	18,896	(90,670)	(44,058)	105.8%	(6,379)	(110,036)	(111,006)	-0.9%
Income Before Minority Interest	207,813	173,345	124,598	39.1%	637,854	644,099	281,945	128.4%
Minority Interest	9,060	10,625	(4,586)		(13,769)	(14,053)	655
Income Before Profit Sharing	216,873	183,970	120,012	53.3%	624,085	630,046	282,600	122.9%
Employees' Profit Sharing	(22,925)	(22,925)	(11,112)	106.3%	(32,505)	(32,505)	(22,173)	46.6%
Net Income	193,948	161,044	108,900	47.9%	591,580	597,541	260,427	129.4%
Net Income per share	0.7621	0.6328	0.4629		2.3246	2.3481	1.1070
# of shares (in thousand) - ex shares held in treasury	254,482	254,482	235,249		254,482	254,482	235,249

% of Net Sales	4Q09	4Q09	4Q08		2009	2009	2008

Gross Profit	24.0%	26.0%	26.2%		24.8%	25.5%	26.4%
Selling Expenses	-13.8%	-14.5%	-15.1%		-15.1%	-15.3%	-15.8%
General and Administrative Expenses	-3.6%	-2.9%	-3.4%		-3.2%	-2.8%	-3.2%
Total Operating Expenses	-17.4%	-17.4%	-18.5%		-18.3%	-18.2%	-19.0%
EBITDA	6.6%	8.5%	7.7%		6.5%	7.4%	7.3%
Depreciation	-1.6%	-1.7%	-3.1%		-2.0%	-2.1%	-3.4%
EBIT	5.0%	6.8%	4.6%		4.5%	5.3%	4.0%
Net Financial Income (Expenses)	-1.2%	-1.1%	-1.2%		-1.2%	-1.2%	-1.8%
Result from Permanent Assets	-0.3%	-0.1%	-0.1%		-0.1%	0.0%	-0.1%
Other Operating Revenue (Expenses)	-1.1%	-1.4%	0.0%		-0.5%	-0.6%	0.0%
Income Before Income Tax	2.5%	4.4%	3.3%		2.8%	3.6%	2.2%
Income Tax	0.3%	-1.5%	-0.9%		0.0%	-0.5%	-0.6%
Minority Interest/Employees' Profit Sharing	-0.2%	-0.2%	-0.3%		-0.2%	-0.2%	-0.1%
Net Income	2.6%	2.7%	2.1%		2.5%	2.9%	1.4%

Consolidated Balance Sheet Based on Law 11,638/07 (R$ thousand)

	December 31

	2009	2009	2008
ASSETS	(inc Ponto Frio)	(ex Ponto Frio)	(ex Ponto Frio)

Current Assets	8,532,713	7,140,200	5,652,476
Cash and banks	244,655	204,185	263,910
Marketable Securities	2,099,545	2,053,875	1,361,702
Accounts Receivables	1,015,035	768,902	536,489
Credit Sales with post-dated checks	8,246	8,246	22,267
Credit Cards	596,253	596,253	416,443
Sales Vouchers	79,955	79,955	108,299
Others	338,805	92,672	-
Allowance for Doubtful Accounts	(8,224)	(8,224)	(10,520)
Resulting from Commercial Agreements	255,844	255,844	356,962
Accounts Receivables (FIDC)	1,094,405	1,094,405	983,477
Inventories	2,827,463	2,100,393	1,570,863
Recoverable Taxes	416,583	262,054	322,368
Deferred Income Tax and Social Contribution	227,716	204,444	94,358
Prepaid Expenses and Others	351,467	196,099	162,347

Noncurrent Assets	9,480,021	9,066,806	7,891,542
Long-Term Assets	2,644,653	1,902,594	2,258,442
Trade Accounts Receivable	419,191	419,191	374,618
Recoverable Taxes	255,194	143,755	283,861
Deferred Income Tax and Social Contribution	1,241,590	707,896	1,035,716
Amounts Receivable from Related Parties	266,102	258,968	276,472
Judicial Deposits	428,255	349,462	248,420
Expenses in Advance and Others	34,319	23,321	39,355
Investiments	212,428	766,187	113,909
Property and Equipment	5,248,941	5,065,692	4,941,434
Intangible Assets	1,374,000	1,332,334	577,757

TOTAL ASSETS	18,012,735	13,544,018	13,544,018

	December 31

	2009	2009	2008
LIABILITIES	(inc Ponto Frio)	(ex Ponto Frio)	(ex Ponto Frio)

Current Liabilities	5,801,737	4,313,947	3,417,995
Accounts Payable to Suppliers	4,004,397	2,974,055	2,409,501
Loans and Financing	441,163	379,748	300,580
Debentures	19,386	19,386	36,861
Payroll and Related Charges	428,318	278,695	224,103
Taxes and Social Contribution Payable	313,672	236,084	110,234
Dividends Proposed	98,052	96,734	67,994
Financing for Purchase of Fixed Assets	14,212	14,212	45,747
Rents	47,424	47,424	42,130
Recallable Fund Quotas (FIDC)	-	-	-
Acquisition of Companies	14,000	14,000	-
Others	421,114	253,609	180,845

Long-Term Liabilities	5,545,825	5,245,333	4,614,032
Loans and Financing	1,105,393	1,057,304	1,369,386
Recallable Fund Quotas (FIDC)	1,077,727	1,077,727	930,849
Debentures	1,481,356	1,481,356	777,868
Taxes Payable in Installments	1,205,579	1,193,703	200,827
Provision for Contingencies	367,165	149,482	1,241,950
Others	308,604	285,761	93,152

Minority Interest	105,713	88,266	104,275

Shareholders' Equity	6,559,459	6,559,459	5,407,716
Capital	5,374,751	5,374,751	4,450,725
Capital Reserves	512,418	512,418	574,622
Profit Reserves	672,291	672,291	382,369

TOTAL LIABILITIES	18,012,735	16,207,005	13,544,018

Consolidated Cash Flow - Based on Law 11,638/07 (R$ thousand)

	December 31

Cash Flow from Operating Activities	2009	2008
	(inc Ponto Frio )	(ex Ponto Frio)

Net Income for the Period	591,580	260,427
Adjustment to reconcile net income
Deferred Income Tax	(53,424)	(33,300)
Residual Value of Permanent Asset Disposals	82,800	11,103
Depreciation and Amortization	454,057	604,743
Interest and Monetary Variation	431,494	475,197
Equity Income Results	(17,580)	(2,922)
Provision for Contingencies	81,326	115,996
Provisions for Fixed Assets Write-off and Losses	(7,878)	6,162
Provision for Amortization of Goodw ill		107,959
Compensation in Shares	26,577	19,437
Minoritary Interest	13,769	(655)

	1,602,721	1,564,147

(Increase) Decrease in Assets
Accounts Receivable	(170,835)	(60,566)
Inventories	(849,380)	(36,621)
Recoverable Taxes	116,392	(77,741)
Other Assets	(63,072)	(34,627)
Related Parties	28,355	(20,849)
Judicial Deposits	(99,419)	(20,905)

	(1,037,959)	(251,309)

(Increase) Decrease in Liabilities
Suppliers	1,052,761	70,239
Payroll and Related Charges	206,719	51,050
Income and Social Contribution Taxes Payable	17,255	(116,656)
Other Accounts Payable	207	(76,517)

	1,276,942	(71,884)

Net Cash Flow Generated (Used) in Operating Activities	1,841,704	1,240,954

	December 31

Net Cash from Investing activities	2009	2008
	(inc Ponto Frio)	(ex Ponto Frio)

Cash, net of Acquisitions	79,331	-
Acquisition of Companies	(963,128)	-
Acquisition of Capital at Subisidiaries	(9,318)	-
Acquisition of Proporty and Equipment	(700,706)	(485,418)
Increase in Intangible Assets	(45,987)	(2,900)
Sales of Property and Equipment	4,330	3,592

Net Cash Flow Generated (Used) in Investing Activities	(1,635,478)	(484,726)

Cash Flow from Financing Activities
Capital Increase	487,144	88,196
Increase of Minority Interest
Financing
Funding and Refinancing	736,805	680,154
Payments	(393,129)	(595,013)
Payment of Intereset	(209,301)	(318,001)
Payment of dividends	(109,157)	(50,084)

Net Cash Flow Generated (Used) in Financing Activities	512,362	(194,748)

Cash, Banks and Marketable Securities at beginning of the period	1,625,612	1,064,132
Cash, Banks and Marketable Securities at end of the period	2,344,200	1,625,612

Changes in cash and cash equivalent	718,588	561,480

Gross Sales per Format (R$ thousand)

9 Months	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	3,075,425	17.2%	2,858,294	19.1%	7.6%
Extra*	8,306,926	46.5%	7,548,897	50.5%	10.0%
CompreBem (b)	2,063,351	11.6%	2,174,829	14.6%	-5.1%
Extra Eletro	308,448	1.7%	259,376	1.7%	18.9%
Sendas**	1,331,672	7.5%	1,112,350	7.4%	19.7%
Assai	1,499,183	8.4%	980,662	6.6%	52.9%
Ponto Frio(c)	1,278,995	7.2%	-

Grupo Pão de Açúcar	17,864,000	100.0%	14,934,408	100.0%	19.6%

GPA ex Ponto Frio	16,585,005	-	14,934,408	100.0%	11.1%

4th Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	1,173,048	14.0%	1,045,581	17.7%	12.2%
Extra*	3,478,328	41.6%	3,060,241	51.7%	13.7%
CompreBem (b)	765,175	9.2%	757,767	12.8%	1.0%
Extra Eletro	133,755	1.6%	113,101	1.9%	18.3%
Sendas**	501,838	6.0%	474,238	8.0%	5.8%
Assai	697,324	8.3%	471,433	8.0%	47.9%
Ponto Frio(c)	1,609,553	19.3%	-	-	-

Grupo Pão de Açúcar	8,359,022	100.0%	5,922,361	100.0%	41.1%

GPA ex Ponto Frio	6,749,469	-	5,922,361	100.0%	14.0%

Full Year	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	4,248,473	16.2%	3,903,875	18.7%	8.8%
Extra*	11,785,254	44.9%	10,609,138	50.9%	11.1%
CompreBem (b)	2,828,526	10.8%	2,932,596	14.1%	-3.5%
Extra Eletro	442,203	1.7%	372,477	1.8%	18.7%
Sendas**	1,833,511	7.0%	1,586,588	7.6%	15.6%
Assai	2,196,507	8.4%	1,452,095	7.0%	51.3%
Ponto Frio(c)	2,888,548	11.0%	-	-	-

Grupo Pão de Açúcar	26,223,022	100.0%	20,856,769	100.0%	25.7%

GPA ex Ponto Frio	23,334,474	-	20,856,769	100.0%	11.9%

* Include Extra Fácil and Extra Perto sales.
** Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio sales as of 3Q09.

Net Sales per Format (R$ thousand)

9 Months	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	2,746,340	17.4%	2,465,228	19.1%	11.4%
Extra*	7,316,300	46.3%	6,483,324	50.3%	12.8%
CompreBem (b)	1,878,232	11.9%	1,900,285	14.7%	-1.2%
Extra Eletro	262,943	1.7%	206,247	1.6%	27.5%
Sendas**	1,168,025	7.4%	981,441	7.6%	19.0%
Assai	1,350,719	8.5%	853,904	6.6%	58.2%
Ponto Frio(c)	1,076,753	6.8%	-

Grupo Pão de Açúcar	15,799,311	100.0%	12,890,429	100.0%	22.6%

GPA ex Ponto Frio	14,722,559	-	12,890,429	100.0%	14.2%

4th Quarter	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	1,055,585	14.2%	913,974	17.8%	15.5%
Extra*	3,089,917	41.4%	2,636,710	51.3%	17.2%
CompreBem (b)	707,154	9.5%	672,478	13.1%	5.2%
Extra Eletro	123,491	1.7%	88,343	1.7%	39.8%
Sendas**	439,588	5.9%	415,728	8.1%	5.7%
Assai	631,059	8.5%	415,448	8.1%	51.9%
Ponto Frio(c)	1,408,077	18.9%	-	-	-

Grupo Pão de Açúcar	7,454,871	100.0%	5,142,681	100.0%	45.0%

GPA ex Ponto Frio	6,046,794	-	5,142,681	100.0%	17.6%

Full Year	2009	%	2008	%	Chg.(%)

Pão de Açúcar (a)	3,801,925	16.3%	3,379,202	18.7%	12.5%
Extra*	10,406,217	44.7%	9,120,034	50.6%	14.1%
CompreBem (b)	2,585,386	11.1%	2,572,763	14.3%	0.5%
Extra Eletro	386,434	1.7%	294,590	1.6%	31.2%
Sendas**	1,607,614	6.9%	1,397,169	7.7%	15.1%
Assai	1,981,778	8.5%	1,269,352	7.0%	56.1%
Ponto Frio(c)	2,484,830	10.7%	-	-	-

Grupo Pão de Açúcar	23,254,183	100.0%	18,033,110	100.0%	29.0%

GPA ex Ponto Frio	20,769,353	-	18,033,110	100.0%	15.2%

* Include Extra Fácil and Extra Perto sales.
** Sendas stores which are part of Sendas Distribuidora S/A.
(a) As of the 3Q08, 6 CompreBem stores in Pernambuco were transfered from Pão de Açúcar to CompreBem management.
(b) As of the 3Q08, 14 ABC CompreBem stores were transfered from CompreBem to Sendas management.
(c) Ponto Frio sales as of 3Q09.

Productivity Indexes (in nominal R$)

Gross Sales per square meter/month

	2009	2008	Chg.(%)

Pão de Açúcar	1,864	1,669	11.7%
CompreBem	1,216	1,167	4.3%
Sendas	1,212	1,106	9.6%
Extra Hipermercado	1,326	1,217	9.0%
Extra Eletro	1,321	1,132	16.7%
Assaí(1)	2,242	2,552	-12.1%

GPA	1,414	1,300	8.8%

Gross sales per employee/month

	2009	2008	Chg.(%)

Pão de Açúcar	24,187	22,937	5.4%
CompreBem	30,349	30,925	-1.9%
Sendas	27,672	25,716	7.6%
Extra Hipermercado	36,962	35,004	5.6%
Extra Eletro	51,718	46,812	10.5%
Assaí(1)	37,228	37,217	0.0%

GPA	32,227	30,652	5.1%

Average ticket - Gross sales

	2009	2008	Chg.(%)

Pão de Açúcar	33.3	30.2	10.4%
CompreBem	22.7	22.0	3.2%
Sendas	27.6	24.9	10.9%
Extra Hipermercado	57.4	53.0	8.3%
Extra Eletro	396	376	5.2%
Assaí(1)	82.8	90	-8.5%

GPA	41.5	37.8	10.0%

Gross sales per checkout/month

	2009	2008	Chg.(%)

Pão de Açúcar	220,825	179,539	23.0%
CompreBem	135,942	128,264	6.0%
Sendas	137,359	127,450	7.8%
Extra Hipermercado	242,607	224,662	8.0%
Extra Eletro	283,464	236,428	19.9%
Assaí(1)	266,312	312,637	-14.8%

GPA	205,428	185,525	10.7%

(1) The Assaí indexes are impacted by (i) the new stores layouts (size), (ii) conversions into stores more focused on the retail consumer and (iii) stores that have not yet reached maturity.

Information per Format on December 31st, 2009

	#	#	#	Sales
	Checkouts	Employees	Stores*	Area (m2)

Pão de Açúcar	1,582	14,481	145	193,325
CompreBem	1,678	7,695	157	187,551
Sendas	1,105	5,404	68	123,063
Extra Hipermercados	4,019	27,891	103	731,189
Extra Supermercados	156	958	13	19,171
Extra Eletro	130	705	47	27,902
Extra Fácil	174	364	52	11,638
Assai	811	6,532	40	118,371
Ponto Frio	1,549	9,587	455	332,443

Total Stores	11,204	73,617	1,080	1,744,653

Headquarters		3,351
Prevention of Losses		3,883
Distribution Centers		4,393

Total Grupo Pão de Açúcar	11,204	85,244	1,080	1,744,653

* In addition to the 1080 stores, the Company keeps 79 Gas Stations and 150 Drugstores.

Stores per Format

	Pão de Açúcar	Extra Hiper	Extra- Eletro	CompreBem	Sendas	Extra Super	Extra Fácil	Assai	Frio	Ponto Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2008	145	102	47	165	73	5	32	28	-	597	1,360,706	70,656

Opened	1	1					15	2	8	27
Closed	(1)					(1)			(11)	(13)
*Converted		(1)		(2)	(2)	1		4		-
Acquisitions									457	457

09/30/2009	145	102	47	163	71	5	47	34	454	1,068	1,713,919	80,679

Opened	4	1					6	5	3	19
Closed	(1)			(1)	(2)		(1)		(2)	(7)
*Converted	(3)			(5)	(1)	8		1		-

12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244

*6 CompreBem stores and 3 Pão de Açúcar were converted into Extra Supermercado store.
*3 Sendas stores, 1 Comprebem store and 1 Extra Hiper store were converted into Assai store.

Correction: the correct number of Ponto Frio stores in 3Q09 is 454 instead of 455, as discloed at that time.

Sales Breakdown (% of Net Sales)

	2009				2008

	4Q	4Q	FY	FY	4Q	FY
	Consolidated	Comparable	Consolidated	Comparable	Comparable	Comparable
	(inc Globex)	Basis	(inc Globex)	Basis	Basis	Basis

Cash	46.2%	49.1%	47.8%	49.1%	50.0%	50.1%
Credit Card	46.0%	41.9%	43.6%	41.7%	40.5%	40.6%
Food Voucher	7.1%	8.7%	7.5%	8.3%	8.3%	7.8%
Credit	0.7%	0.3%	1.0%	0.8%	1.2%	1.5%
Post-dated Checks	0.2%	0.3%	0.7%	0.8%	0.8%	1.0%
Installment Sales	0.5%	0.0%	0.3%	0.1%	0.4%	0.5%

4Q09 Results Conference Call
Thursday, March 4, 2010

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. - Brasília Time | 8:30 a.m. - New York time | 1:30 p.m. - London Time

Dial-in: +1 (866) 890-2584 or +55 (11) 2188-0188
Code: GPA

A live webcast is available on the Company’s site: www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0188; Code: GPA.

Investor Relations	MZ Consult
Tereza Kaneta
Daniela Sabbag	Phone: +55 (11) 3529-3754
daniela.sabbag@grupopaodeacucar.com.br	E-mail: mz.gpa@mz-ir.com

Adriana Tye Kasaishi Yoshikawa
adrianak@grupopaodeacucar.com.br

Marcel Rodrigues da Silva
marcel.rodrigues@grupopaodeacucar.com.br

Juliana Palhares Mendes
juliana.mendes@grupopaodeacucar.com.br

Kate Tiemi Ueda Murano
kate.murano@grupopaodeacucar.com.br

Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Grupo Pão de Açúcar operates 1,080 stores, 79 gas stations and 150 drugstores in 18 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assaí), e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. With the recent joint venture signed with Casas Bahia, the Company will add a further 508 points of sale, in addition to a new e-commerce platform (www.casasbahia.com.br).

In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 02, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.